SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 4, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 4, 2004, regarding statutory auditor changes in Ericsson.

Ericsson Press Releases

Statutory auditor in Ericsson resigns, proposal for election

Date: Thursday, March 4 2004

It is proposed that Ericsson annual general meeting of shareholders on April 6, 2004 elects Peter Clemedtson auditor, presently deputy auditor, ÖhrlingPricewaterhouseCoopers, and Robert Barnden, ÖhrlingPricewaterhouseCoopers, deputy auditor for the remaining mandate period, i.e. up to and including the annual general meeting of shareholders 2007.

Carl-Eric Bohlin has informed the Board of Directors that for personal reasons he will resign from his position as auditor of Ericsson effective from the close of the annual general meeting of shareholders 2004.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Media

Åse Lindskog, Head of Media Relations Communications

Phone: +46 8 719 9725; +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors

Lotta Lundin, Investor Relations Communications

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 4, 2004